UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,

Great West Road

Brentford, TW8 9DF,

United Kingdom

Tel: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•	references to “we,” “us,” the “Issuer” and “our” refer to Abengoa Yield plc, including the assets and liabilities contributed to us by Abengoa immediately prior to the consummation of our initial public offering, unless the context otherwise requires;

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “Abengoa ROFO Assets” refer to all of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we except to evaluate for acquisition in 2015, 2016 and beyond, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa;

•	references to “ACBH” refer to Abengoa Concessoes Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines;

•	references to “Adjusted EBITDA” have the meaning set forth in Note 4 to the consolidated condensed interim financial statements included in this quarterly report.

•	references to “Annual Combined Financial Statements” refer to the audited Combined Financial Statements as of and for the years ended December 31, 2013 and 2012 (which include a statement of financial position as of January 1, 2012), including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in the prospectus dated June 12, 2014 and filed with the SEC on June 16, 2014.

•	references to “COD” refer to commercial operation date of the applicable facility;

•	references to “CSP” refer to Concentrating Solar Power;

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

•	references to “gross capacity” or “gross MW” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GW” refer to gigawatts;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	references to “Interim Combined Financial Statements” refer to the unaudited Interim Combined Condensed Interim Financial Statements as of June 30, 2014 and 2013, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this quarterly report;

•	references to “ITC” refer to investment tax credits;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hours;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

•	references to “ROFO Agreement” refer to our agreement with Abengoa that will provide us a right of first offer to purchase any of the Abengoa ROFO Assets offered for sale by Abengoa; and

•	references to “Support Services Agreement” refer to the agreement we have entered into with Abengoa pursuant to which Abengoa will provide certain administrative and support services to us and some of our subsidiaries.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Unaudited Consolidated Condensed Interim Financial Statements

Consolidated condensed statements of financial position as of June 30, 2014 and December 31, 2013	5

Consolidated condensed income statements for the six-month periods ended June 30, 2014 and 2013	7

Consolidated condensed statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013	8

Consolidated condensed statements of changes in equity for the six-month periods ended June 30, 2014 and 2013	9

Consolidated condensed cash flow statements for the six-month periods ended June 30, 2014 and 2013	10

Notes to the consolidated condensed interim financial statements	11

Consolidated condensed statements of financial position as of June 30, 2014 and December 31, 2013

Amounts in thousands of U.S. dollars

	Note (1)	As of June 30, 2014	As of December 31, 2013
Assets
Non-current assets
Contracted concessional assets	6	4,373,789	4,418,120
Investments carried under the equity method	7	426,781	387,324
Financial investments	8&9	359,145	28,852
Deferred tax assets		47,808	52,784

Total non-current assets		5,207,523	4,887,080

Current assets
Inventories		6,460	5,244
Clients and other receivables	12	114,372	97,597
Financial investments	8	280,992	266,363
Cash and cash equivalents		217,345	357,664

Total current assets		619,169	726,868

Total assets		5,826,692	5,613,948

(1)	Notes 1 to 20 are an integral part of the consolidated condensed interim financial statements

Consolidated condensed statements of financial position as of June 30, 2014 and December 31, 2013

Amounts in thousands of U.S. dollars

	Note (1)	As of June 30, 2014	As of December 31, 2013
Equity and liabilities
Equity attributable to the Company
Share capital	13	8,000	—
Parent company reserves		1,813,903	—
Hedging reserves		—	(36,600)
Accumulated currency translation differences		(1,651)	9,009
Retained earnings		15,010	—
Other equity		—	1,245,510
Non-controlling interest		62,996	69,279

Total equity		1,898,258	1,287,198

Non-current liabilities
Long-term non-recourse project financing	14	2,453,600	2,842,338
Grants and other liabilities	15	1,124,583	650,903
Related parties	11	51,010	492,534
Derivative liabilities	9	92,635	44,221
Deferred tax liabilities		3,816	21,839

Total non-current liabilities		3,725,644	4,051,835

Current liabilities
Short-term non-recourse project financing	14	52,106	52,312
Trade payables and other current liabilities	16	137,095	204,013
Income and other tax payables		13,589	18,590

Total current liabilities		202,790	274,915

Total equity and liabilities		5,826,692	5,613,948

(1)	Notes 1 to 20 are an integral part of the consolidated condensed interim financial statements

Consolidated condensed income statements for the six-month periods ended June 30, 2014 and 2013

Amounts in thousands of U.S. dollars

	Note (1)	For the six-month period ended June 30,
		2014	2013
Revenue		169,808	88,304
Other operating income		59,416	241,809
Raw materials and consumables used		(12,083)	(2,675)
Employee benefit expenses		(1,794)	(1,551)
Depreciation, amortization, and impairment charges		(57,196)	(17,058)
Other operating expenses		(78,175)	(260,160)

Operating profit/(loss)		79,976	48,669

Financial income	18	1,342	146
Financial expense	18	(104,000)	(41,410)
Net exchange differences		(708)	(1,469)
Other financial income/(expense), net	18	(1,298)	(263)

Financial expense, net		(104,664)	(42,996)

Share of profit/(loss) of associates carried under the equity method		(429)	(233)

Profit/(loss) before income tax		(25,117)	5,440

Income tax	17	(2,706)	13,400

Profit/(loss) for the period		(27,823)	18,840

Loss/(profit) attributable to non-controlling interests		(410)	328

Profit/(loss) for the period attributable to the Company		(28,233)	19,168

Number of ordinary shares outstanding (thousands)	19	80,000	—
Basic earnings per share attributable to the parent Company(*)	19	(0.35)	—

(*)	Earnings per share has been calculated considering Net income for the six-month period ended June 30, 2014 and shares outstanding as of June 30, 2014.
(1)	Notes 1 to 20 are an integral part of the consolidated condensed interim financial statements

The consolidated condensed income statements include the following income (expense) items arising from transactions with related parties:

	For the six-month period ended June 30,
	2014	2013
Sales	4,046	4,378
Construction costs	(38,565)	(241,175)
Services rendered	1,636	1,007
Services received	(15,885)	(7,776)
Purchases	(559)	(89)
Financial income	954	311
Financial expenses	(8,000)	(2,089)

Consolidated condensed statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013

Amounts in thousands of U.S. dollars

	Note (1)	For the six-month period ended June 30,
		2014	2013
Profit/(loss) for the period		(27,823)	18,840
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges		(77,970)	58,738
Currency translation differences		(15,007)	(3,781)
Tax effect		22,934	(17,622)

Net income/(expenses) recognized directly in equity		(70,043)	37,335

Cash flow hedges		14,070	8,088
Tax effect		(4,221)	(2,426)

Transfers to income statement		9,849	5,662

Other comprehensive income/(loss)		(60,194)	42,997

Total comprehensive income/(loss) for the period		(88,017)	61,837

Total comprehensive income/(loss) attributable to non-controlling interest		7,173	(3,301)

Total comprehensive income/(loss) attributable to the parent Company		(80,844)	58,536

(1)	Notes 1 to 20 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of changes in equity for the six-month periods ended June 30, 2014 and 2013

Amounts in thousands of U.S. dollars

	Hedging reserves	Accumulated currency translation differences	Other equity	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2013	(103,547)	2,731	1,182,008	1,081,192	58,617	1,139,809

Profit for the year after taxes	—	—	19,168	19,168	(328)	18,840
Change in fair value of cash flow hedges	60,497	—	—	60,497	6,329	66,826
Currency translation differences	—	(2,980)	—	(2,980)	(801)	(3,781)
Tax effect	(18,149)	—	—	(18,149)	(1,899)	(20,048)

Other comprehensive income	42,348	(2,980)	—	39,368	3,629	42,997

Total comprehensive income	42,348	(2,980)	19,168	58,536	3,301	61,837

Equity contributions	—	—	309,725	309,725	2,534	312,259

Balance as of June 30, 2013 (*)	(61,199)	(249)	1,510,901	1,449,453	64,452	1,513,905

	Share Capital	Parent company reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2014	79	—	—	—	79	—	79
Initial Public Offering and Asset Transfer	7,921	1,813,903	15,010	—	1,836,834	62,996	1,899,830
Translation differences	—	—	—	(1,651)	(1,651)	—	(1,651)

Balance as of June 30, 2014 (**)	8,000	1,813,903	15,010	(1,651)	1,835,262	62,996	1,898,258

(*)	The combined condensed statement of changes in equity for the six-month period ended June 30, 2013 represents the changes in the combined equity of the assets that were transferred to Abengoa Yield plc in the Asset Transfer.
(**)	The consolidated condensed statement of changes in equity for the six-month period ended June 30, 2014 represents the changes in the consolidated condensed equity of Abengoa Yield plc and its subsidiaries since January 1, 2014.
(1)	Notes 1 to 20 are an integral part of the consolidated condensed interim financial statements

Consolidated condensed cash flow statements for the six-month periods ended June 30, 2014 and 2013

Amounts in thousands of U.S. dollars

	(1)	For the six-month period ended June 30,
		2014	2013
I. Profit/(loss) for the period		(27,823)	18,840
Non-monetary adjustments		155,265	24,175

II. Profit for the period adjusted by non-monetary items		127,442	43,015

III. Variations in working capital		(130,217)	10,015

Net interest and income tax paid		(66,721)	(41,680)

A. Net cash provided by operating activities		(69,496)	11,350

Investment in contracted concessional assets		(77,297)	(341,004)
Other non-current assets/liabilities		(2,283)	(6,903)

B. Net cash used in investing activities		(79,580)	(347,907)

C. Net cash provided by financing activities		9,261	393,010

Net increase/(decrease) in cash and cash equivalents		(139,815)	56,453

Cash, cash equivalents and bank overdrafts at beginning of the period		357,664	97,499
Translation differences cash or cash equivalent		(504)	—

Cash and cash equivalents at end of the period		217,345	153,952

(1)	Notes 1 to 20 are an integral part of the consolidated condensed interim financial statements.

Notes to the consolidated condensed interim financial statements

Note 1.- Nature of the business

Abengoa Yield plc (‘Abengoa Yield’ or the Company) was incorporated in England and Wales as a private limited company on December 17, 2013 by Abengoa, S.A. (‘Abengoa’ or ‘the Parent’) under the name Abengoa Yield Limited. On March 19, 2014, Abengoa Yield plc was re-registered as a public limited company, under the name Abengoa Yield plc.

On June 18, 2014 Abengoa Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in ACBH, which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.28% interest in Abengoa Yield and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Abengoa Yield for liquidity purposes.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Abengoa Yield plc is a total return company formed to serve as the primary vehicle through which Abengoa will own, manage, and acquire renewable energy, conventional power, electric transmission lines, and other contracted revenue-generating assets, initially focused on North America (United States and Mexico) and South America (Peru, Chile, Brazil and Uruguay), as well as Europe (Spain in the first instance).

Abengoa, listed on the Madrid Stock Exchange and the NASDAQ Global Select Market, is a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Abengoa has developed a unique and integrated business model that applies accumulated engineering expertise to promoting sustainable development solutions. A cornerstone of its business model has been the investment in proprietary technologies. Abengoa’s engineering and construction activities provide sophisticated turnkey engineering, procurement, and construction services from design to implementation for infrastructure projects within the energy and environmental sectors and engages in other related activities with a high technology component. Its concession-type infrastructures activities include the management, operation and maintenance of infrastructure assets, usually pursuant to long-term concession agreements.

The portfolio of assets which are now owned by Abengoa Yield consists of five renewable energy assets, a cogeneration facility, and several electric transmission lines, all of which are fully operational as of today, with the exception of the Mojave solar facility, which is in the test operation stage and expected to be fully operational by October 2014. All the assets have contracted revenues (regulated revenues in the case of the Spanish assets) with low-risk offtakers, and have an average remaining contract life of approximately 26 years as of December 31, 2013. The contracts are generally fixed-priced and pursuant to regulated rates revised based on inflation or similar types of public indexes. Over 90% of cash generated each year and available for distribution from these assets in the next four years is in U.S. dollars, or indexed to the U.S. dollar. Over 90% of project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps, or similar hedging instruments.

Our assets and operations are organized into the following three business sectors:

•	Renewable energy: renewable energy assets include of (i) two concentrated solar power (CSP) plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW; (ii) one on-shore wind farm in Uruguay, Palmatir, with a gross capacity of 50 MW; and (iii) two CSP plants in Spain, Solaben 2 and Solaben 3, with a gross capacity of 50 MW each.

•	Conventional power: the conventional power asset consists of Abengoa Cogeneracion Tabasco, or ACT, a 300 MW cogeneration plant in Mexico.

•

Electric transmission lines: the electric transmission line assets include (i) two lines in Peru, ATN and ATS, spanning a total of 931 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2, and Palmucho, spanning a total of 87 miles. In addition, we own a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

The following table provides an overview of our current assets (excluding our exchangeable preferred equity investment in ACBH):

Our Assets	Type	Ownership	Location	Currency	Capacity (Gross)	Counterparty Credit Ratings(3)	COD/ Expected COD	Contract Years Left
Solana	Renewable (CSP)	100% Class B1	Arizona (USA)	USD	280 MW	A-/A3/BBB+	4Q 2013	29

Mojave	Renewable (CSP)	100%	California (USA)	USD	280 MW	BBB/A3/BBB+	4Q 2014	25

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/Baa1/BBB+	2Q 2013	19

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/Baa2/BBB+	1Q 2011	27

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/Baa2/BBB+	1Q 2014	30

Quadra 1 & Quadra 2	Transmission line	100%	Chile	USD	81 miles	N/A	2Q 2014 & 1Q 2014	21

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	23

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB-/Baa3/BBB-	2Q 2014	20

Solaben 2 & Solaben 3	Renewable (CSP)	70%[2]	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	2Q 2012 & 4Q 2012	24

(1)	On September 30, 2013, Liberty Interactive Corporation invested $300 million in Class A membership interests in exchange for a share of the dividends and taxable loss generated by Solana. As a result of the agreement, Liberty Interactive Corporation will receive 54.06% of both dividends and taxable loss generated during a period of approximately five years; such percentage will decrease to 24.05% thereafter.
(2)	Itochu Corporation holds 30% of the economic rights to each of Solaben 2 and Solaben 3.
(3)	Reflects the counterparty’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

All the project companies included in these consolidated condensed interim financial statements have signed with the grantor of the concession contracts of construction, operation and maintenance and they subcontract the construction of the contracted assets to Abengoa. Given that these projects (except for Palmucho) are included within the scope of IFRIC 12, and given that they are included in the consolidated condensed interim financial statements during their construction phase, the Company has recorded income and cost attributable to the construction in the consolidated condensed interim income statement. Construction revenue is recorded within “Other operating income” according to the percentage of completion method as established by IAS 11. Construction cost, which is fully contracted with related parties, is recorded within “Other operating expense”.

These consolidated condensed interim financial statements were approved by the Chief Executive Officer on August 7, 2014.

Note 2.- Basis of preparation

For all periods prior to the initial public offering, the combined financial statements represent the combination of the assets that Abengoa Yield acquired and were prepared using Abengoa’s historical basis in the assets and liabilities. For the purposes of the combined financial statements, the term “Abengoa Yield” represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to the initial public offering, the accompanying unaudited consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries. The Company has elected to account for the Asset Transfer to Abengoa Yield plc using the predecessor values, given that it is a transaction between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity. In addition, in application of the predecessor accounting method, the Company has elected to incorporate the results of the transferred entities as if the entities had always been consolidated, i.e., for the full six-month period ended June 30, 2014.

The combined financial statements for periods prior to the initial public offering include all revenues, expenses, assets, and liabilities attributed to the Predecessor. In addition, other operating expenses include an allocation of certain general and administrative services provided by Abengoa. The Company believes that by including the allocated costs, the combined condensed income statement includes a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. In the opinion of management, the inter-company eliminations and adjustments necessary for a fair presentation of the combined condensed interim financial statements, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) have been made.

The Company’s combined financial statements corresponding to the 2013 financial year were approved by the Chief Executive Officer on February 27, 2014.

These consolidated condensed interim financial statements are presented in accordance with IAS 34, ‘Interim Financial Reporting’. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual combined financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the six-month period ended June 30, 2014 and not duplicating the information previously published in the annual combined financial statements for the year ended December 31, 2013. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB. In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Abengoa Yield’s combined financial statements for the year ended December 31, 2013.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Abengoa Yield, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2014 under IFRS-IASB, applied by the Company:

•	IAS 32 (amendment) ’Offsetting of financial assets and financial liabilities’. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014.

•	IAS 36 (amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014.

•	IAS 39 (amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’. The IAS 39 amendment is mandatory for periods beginning on or after January 1, 2014.

•	IFRIC 21 (Interpretation) “Levies”. The IFRIC 21 is mandatory for periods beginning on or after January 1, 2014.

These amendments and interpretations effective from January 1, 2014 did not have any material impact on these consolidated condensed interim financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods after January 1, 2014:

•	Annual Improvements to IFRS 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014.

•	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018.

•	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017. Earlier application is permitted.

The Company does not expect any material impact of the Annual Improvements that will be effective from July 1, 2014 and is assessing the impact of IFRS 9 and IFRS 15.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on our historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at June 30, 2014, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

Note 3.- Financial risk management

Abengoa Yield’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Department, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Abengoa Yield’s combined financial statements as of December 31, 2013.

Note 4.- Financial information by segment

Abengoa Yield’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	Europe

Based on the type of business, the Company has identified the following business sectors:

Renewable energy: Our renewable energy assets include two CSP plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. Solana reached COD on October 9, 2013, and Mojave has substantially completed construction and is in test operation stage, with expected COD by October 2014. Additionally, we own a wind farm in Uruguay, Palmatir, with a gross capacity of 50 MW. Palmatir reached COD in May 2014. Finally, Solaben 2 and Solaben 3 are two CSP plants located in Spain. Both projects have been in operation since mid-2012 and receive regulated revenues under the framework for renewable projects in Spain.

Conventional power: Our conventional power asset consists of ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Our electric transmission assets include (i) two lines in Peru, ATN, and ATS, spanning a total of 931 miles; (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles. ATN reached COD in 2011 and ATS reached COD on January 17, 2014. Quadra 1 reached COD in April 2014 and Quadra 2 reached COD in March 2014. Palmucho reached COD in October 2007. In addition, we own a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

Abengoa Yield´s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Adjusted EBITDA as measure of the performance of each segment. Adjusted EBITDA is calculated as profit for the year from continuing operations, after adding back income tax expense/(benefit), share of (loss)/ profit of associates, finance expense net and depreciation, amortization and impairment charges. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by CODM for the allocation of resources.

a)	The following tables show Revenues and Adjusted EBITDA by operating segments and business sectors for the six-month periods ended June 30, 2014 and 2013:

	Revenue		Adjusted EBITDA
	For the six-month period ended June 30,		For the six-month period ended June 30,
Geography	2014	2013	2014	2013
North America	96,822	47,573	83,687	40,660
South America	36,256	10,813	29,466	7,445
Europe	36,730	29,918	24,019	17,622

Total	169,808	88,304	137,172	65,727

	Revenue		Adjusted EBITDA
	For the six-month period ended June 30,		For the six-month period ended June 30,
Business sectors	2014	2013	2014	2013
Renewable energy	78,283	29,918	60,575	16,968
Conventional power	57,136	47,573	48,551	41,047
Electric transmission lines	34,389	10,813	28,046	7,712

Total	169,808	88,304	137,172	65,727

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the six-month period ended June 30,
	2014	2013
Total segment Adjusted EBITDA	137,172	65,727
Depreciation, amortization, and impairment charges	(57,196)	(17,058)
Financial expense, net	(104,664)	(42,996)
Share in profits/(losses) associates	(429)	(233)
Income tax	(2,706)	13,400
Profit attributable to non-controlling interests	(410)	328

Profit attributable to the Company	(28,233)	19,168

b)	The long-term assets and liabilities by operating segments (and business sector) as of June 30, 2014 and December 31, 2013 are as follows:

Assets and liabilities by geography as of June 30, 2014:

	North America	South America	Europe	Balance as of June 30, 2014
Assets allocated
Contracted concessional assets	2,618,332	1,054,425	701,032	4,373,789
Investments carried under the equity method	420,978	—	5,803	426,781
Current financial investments	213,339	67,653	—	280,992
Cash and cash equivalents (project companies)	31,578	37,927	54,394	123,899

Subtotal allocated	3,284,227	1,160,005	761,229	5,205,461

Unallocated assets
Other non-current assets				406,953
Other current assets (including cash and cash equivalents at holding company level)				214,278

Subtotal unallocated				621,231

Total assets				5,826,692

	North America	South America	Europe	Balance as of June 30, 2014
Liabilities allocated
Long-term and short-term non-recourse project financing	1,299,402	768,706	437,598	2,505,706

Subtotal allocated	1,299,402	768,706	437,598	2,505,706

Unallocated liabilities
Other non-current liabilities				1,272,044
Other current liabilities				150,684

Subtotal unallocated				1,422,728

Total liabilities				3,928,434

Equity unallocated				1,898,258

Total liabilities and equity unallocated				3,320,986

Total liabilities and equity				5,826,692

Assets and liabilities by geography as of December 31, 2013:

	North America	South America	Europe	Balance as of December 31, 2013
Assets allocated
Contracted concessional assets	2,678,436	1,034,768	704,916	4,418,120
Investments carried under the equity method	381,248	—	6,076	387,324
Current financial investments	230,046	36,317	—	266,363
Cash and cash equivalents (project companies)	206,298	86,681	64,685	357,664

Subtotal allocated	3,496,028	1,157,766	775,677	5,429,471

Unallocated assets
Other non-current assets				81,636
Other current assets (including cash and cash equivalents at holding company level)				102,841

Subtotal unallocated				184,477

Total assets				5,613,948

	North America	South America	Europe	Balance as of December 31, 2013
Liabilities allocated
Long-term and short-term non-recourse project financing	1,842,817	605,397	446,436	2,894,650

Subtotal allocated	1,842,817	605,397	446,436	2,894,650

Unallocated liabilities
Other non-current liabilities				1,209,497
Other current liabilities				222,603

Subtotal unallocated				1,432,100

Total liabilities				4,326,750

Equity unallocated				1,287,198

Total liabilities and equity unallocated				2,719,298

Total liabilities and equity				5,613,948

Assets and liabilities by business sectors as of June 30, 2014:

	Renewable energy	Conventional power	Electric transmission lines	Balance as of June 30, 2014
Assets allocated
Contracted concessional assets	2,844,736	616,375	912,678	4,373,789
Investments carried under the equity method	426,781	—	—	426,781
Current financial investments	84,546	134,319	62,127	280,992
Cash and cash equivalents (project companies)	75,946	12,744	35,209	123,899

Subtotal allocated	3,432,009	763,438	1,010,014	5,205,461

Unallocated assets
Other non-current assets				406,953
Other current assets (including cash and cash equivalents at holding company level)				214,278

Subtotal unallocated				621,231

Total assets				5,826,692

	Renewable energy	Conventional power	Electric transmission lines	Balance as of June 30, 2014
Liabilities allocated
Long-term and short-term non-recourse project financing	1,219,875	624,675	661,156	2,505,706

Subtotal allocated	1,219,875	624,675	661,156	2,505,706

Unallocated liabilities
Other non-current liabilities				1,272,044
Other current liabilities				150,684

Subtotal unallocated				1,422,728

Total liabilities				3,928,434

Equity unallocated				1,898,258

Total liabilities and equity unallocated				3,320,986

Total liabilities and equity				5,826,692

Assets and liabilities by business sectors as of December 31, 2013:

	Renewable energy	Conventional power	Electric transmission lines	Balance as of December 31, 2013
Assets allocated
Contracted concessional assets	2,888,622	635,849	893,649	4,418,120
Investments carried under the equity method	387,324	—	—	387,324
Current financial investments	122,795	107,255	36,313	266,363
Cash and cash equivalents	90,395	186,078	81,191	357,664

Subtotal allocated	3,489,136	929,182	1,011,153	5,429,471

Unallocated assets
Other non-current assets				81,636
Other current assets				102,841

Subtotal unallocated				184,477

Total assets				5,613,948

	Renewable energy	Conventional power	Electric transmission lines	Balance as of June 30, 2014
Liabilities allocated
Long-term and short-term non-recourse project financing	1,667,174	729,318	498,158	2,894,650

Subtotal allocated	1,667,174	729,318	498,158	2,894,650

Unallocated liabilities
Other non-current liabilities				1,209,497
Other current liabilities				222,603

Subtotal unallocated				1,432,100

Total liabilities				4,326,750

Equity unallocated				1,287,198

Total liabilities and equity unallocated				2,719,298

Total liabilities and equity				5,613,948

c) The investment in contracted concessional assets and in entities under the equity method by operating segments and business sectors for the six-month periods ended June 30, 2014 and 2013 are as follows:

	Capex
	For the six-month period ended June 30,
Geography	2014	2013
North America	39,779	178,086
South America	37,518	162,918

Total	77,297	341,004

	Capex
	For the six-month period ended June 30,
Business sectors	2014	2013
Renewable energy	50,279	237,512
Conventional power	—	12,200
Electric transmission lines	27,018	91,292

Total	77,297	341,004

d) The amount of depreciation and amortization expense recognized for the six-month periods ended June 30, 2014 and 2013 are as follows:

	For the six-month period ended June 30,
Depreciation and amortization by geography	2014	2013
North America	(33,267)	—
South America	(13,466)	(5,370)
Europe	(10,463)	(11,688)

Total	(57,196)	(17,058)

	For the six-month period ended June 30,
Depreciation and amortization by business sectors	2014	2013
Renewable energy	(44,672)	(11,688)
Electric transmission lines	(12,524)	(5,370)

Total	(57,196)	(17,058)

Note 5.- Changes in the scope of the consolidated condensed interim financial statements

The entities included in these consolidated condensed interim financial statements as of June 30, 2014 are the same entities that were included in the combined financial statements as of December 31, 2013 except for certain holding entities that have been incorporated and included in the scope of these consolidated condensed interim financial statements.

Note 6.- Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted Concessional assets’ as of June 30, 2014 and December 31, 2013 is as follows:

	As of June 30, 2014	As of December 31, 2013

Contracted concessional assets cost	4,504,346	4,492,286
Amortization and impairment	(130,557)	(74,166)

Total	4,373,789	4,418,120

Contracted concessional assets include fixed assets financed through non-recourse loans, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17. Concessional assets are recorded as intangible or financial assets, according to IFRIC 12 and IAS 17. As of June 30, 2014, contracted concessional financial assets amount to $719,714 thousand ($715,770 thousand as of December 31, 2013).

No losses from impairment of contracted concessional assets were recorded during 2014.

Note 7.- Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of June 30, 2014 and December 31, 2013:

	Balance as of June 30, 2014	Balance as of December 31, 2013

Mojave Solar, LLC	420,978	381,248
Evacuación Valdecaballeros, S.L.	5,803	6,076

Total	426,781	387,324

Note 8.- Financial investments

The detail of the main categories included in Non-current and current financial investment as of June 30, 2014 and December 31, 2013 is as follows:

	Balance as of June 30, 2014	Balance as of December 31, 2013

Other receivable accounts	90,420	15,230
Preferred equity in ACBH	263,000	—
Derivative assets	5,725	13,622

Total non-current financial investments	359,145	28,852

Other receivable accounts	280,992	266,363

Total current financial investments	280,992	266,363

The preferred equity investment in ACBH is an available for sale financial asset that gives the following rights:

•	During the five-year period commencing on July 1, 2014, Abengoa Yield has the right to receive, in four quarterly installments, a preferred dividend of $18,400 thousand per year.

•	Following the initial five-year period, Abengoa Yield has the option to (i) remain as preferred equity holder receiving the first $18,400 thousand in dividends per year that ACBH is able to distribute or (ii) exchange the preferred equity for ordinary shares of specific project companies owned by ACBH.

Given that Abengoa Yield has a right to receive a quarterly dividend during the upcoming five years, the Company has recorded an account receivable for a total amount of $77,554, corresponding to the present value of the receivable, with a credit to Deferred income, in “Grants and other liabilities”. Income will be recorded progressively during the next five years, as dividend is collected. The long-term portion of the account receivable is included in “Other receivable account” within non-current financial investments.

Current Other receivable accounts include the short-term portion of contracted concessional assets.

Note 9.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of June 30, 2014 and December 31, 2013 are as follows:

	Balance as of June 30, 2014		Balance as of December 31, 2013
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives - cash flow hedge	5,725	92,635	13,622	44,221

All the derivatives are interest rate cash-flow hedges and are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. All derivatives are classified as level 2 (see Note 10).

During the six-month period ended June 30, 2014, the fair value of derivative assets decreased and the fair value of derivative liabilities increased mainly due to a decrease in the fair value of swaps resulting from the decrease in future interest rates.

The net amount of the cash flow hedges transferred to the consolidated income statement is a loss of $14,070 thousand in the six-month period ended June 30, 2014 (loss of $8,088 thousand in the six-month period ended June 30, 2013). The net amount of the time value component of the cash flow hedges recognized in the combined income statement for the six-month periods ended June 30, 2014 and 2013 has been a loss of $1,385 thousand and a loss of $275 thousand respectively.

The after-tax losses accumulated in equity in connection with derivatives designated as cash flow hedges as of June 30, 2014, December 31, 2013, and June 30, 2013, amount to $78,552 thousand, $36,600 thousand and $61,199 thousand respectively.

Note 10.- Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of June 30, 2014 and December  31, 2013, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2.

Note 11.- Related parties

Details of balances with related parties as of June 30, 2014 and December 31, 2013 are as follows:

	Balance as of June 30, 2014	Balance as of December 31, 2013
Credit receivables (current)	18,400	—

Total current receivables with related parties	18,400	—

Credit receivables (non-current)	322,154	—

Total non-current receivables with related parties	322,154	—

Trade payables (current)	28,725	25,077

Total current payables with related parties	28,725	25,077

Trade payables (non- current)	5,065	5,107
Credit payables (non-current)	45,945	487,427

Total non-current payables with related parties	51,010	492,534

Receivables with related parties correspond to the preferred equity investment in ACBH and its corresponding dividend (see Note 8).

The decrease in the line Credit payables (non-current) is due to the capitalization of debt with related parties for a total amount of $442,204 thousand which occurred prior to the Asset Transfer.

The transactions carried out by entities included in these consolidated condensed interim financial statements with Abengoa and with subsidiaries of Abengoa not included in the consolidated group during the six-month periods ended June 30, 2014 and 2013 have been as follows:

	For the six-month period ended June 30,
	2014	2013
Sales	4,046	4,378
Construction costs	(38,565)	(241,175)
Services rendered	1,636	1,007
Services received	(15,885)	(7,776)
Purchases	(559)	(89)
Financial income	954	311
Financial expenses	(8,000)	(2,089)

Services received include operation and maintenance services received by some plants, the fee incurred by some operating under the services agreement with Abengoa, and the allocation of general and administrative services. Sales relates to sale of energy by Spanish CSP plants. Financial expenses primarily relate to interest expenses on debt with related parties that were capitalized prior to the IPO.

Construction costs include construction work subcontracted to Abengoa for the construction of the assets, which is recorded in these consolidated condensed interim financial statements due to the fact that contracted concessional assets are included in the consolidated condensed interim financial statements during the construction phase, according to IFRIC 12.

In addition, the Company has entered into a Financial Support Agreement under which Abengoa has agreed to facilitate a new $50,000 thousand revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Abengoa Yield and its affiliates for a period of five years. As of June 30, 2014, the total amount of the credit line remained undrawn.

Note 12.- Clients and other receivable

Clients and other receivable as of June 30, 2014 and December 31, 2013, consist of the following:

	Balance as of June 30, 2014	Balance as of December 31, 2013
Trade receivables	59,929	26,649
Tax receivables	46,389	61,888
Other debtors	8,054	9,060

Total	114,372	97,597

As of June 30, 2014 and December 31, 2013, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Note 13.- Share capital

As of June 30, 2014, the share capital amounted to $8,000,000 represented by 80,000,000 ordinary shares completely subscribed and disbursed with a nominal value of $0.01 each, all in the same class and series. Each share grants one voting right.

On June 18, 2014 Abengoa Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share and as a result the Company raised $720,650 thousand of gross proceeds. The Company recorded $2,485 thousand as Share Capital and $682,810 thousand as Additional Paid in Capital, included in the Parent company reserves of the consolidated condensed statement of financial position as of June 30, 2014, corresponding to the total net proceeds of the offering.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

As of June 30, 2014, Abengoa had a 64.28% interest in Abengoa Yield.

In addition, as of June 30, 2014, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Non-recourse financing (project financing)

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, conventional power and electric transmission line assets, which are financed through non-recourse project finance. This note shows the non-recourse financing linked to the contracted concessional assets included in Note 6 of these consolidated condensed interim financial statements.

The detail of Non-recourse financing of both non-current and current liabilities as of June 30, 2014 and December 31, 2013 is as follows:

	Balance as of June 30, 2014	Balance as of December 31, 2013
Non-current	2,453,600	2,842,338
Current	52,106	52,312

Total non-recourse financing	2,505,706	2,894,650

The repayment schedule for non-recourse project financing as of June 30, 2014 is as follows and is consistent with the projected cash flows of the related projects.

Rest 2014	Between January and June 2015	Between July and December 2015	2016	2017	2018	Subsequent years	Total
33,897	18,209	30,631	64,908	69,799	65,577	2,222,685	2,505,706

Note 15.- Grants and other liabilities

	Balance as of June 30, 2014	Balance as of December 31, 2013
Grants	809,306	416,264
Deferred Income	73,603	—
Long-term trade payables	241,674	234,639

Grant and other non-current liabilities	1,124,583	650,903

The increase in Grants was primarily due to an ITC Cash Grant awarded by the U.S. Department of the Treasury for the Solana project. The cash received was used on April 2, 2014 and was used to fully repay the Solana short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

As of June 30, 2014, Long-term trade payables include $235 million related to the non-current portion of the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013. The current portion is recorded in other current liabilities (see note 16).

Deferred income corresponds to the long-term portion of the deferred income from the dividend receivable from the preferred equity investment in ACBH (see Note 8).

Note 16.- Trade payables and other current liabilities

Trade payable and other current liabilities as of June 30, 2014 and December 31, 2013 are as follows:

	Balance as of June 30, 2014	Balance as of December 31, 2013
Trade suppliers	25,799	101,409
Credits for services	12,697	18,484
Down payments from clients	4,548	4,711
Remunerations payable	281	144
Suppliers of intangible assets current	549	308
Deferred Income	18,400	—
Other accounts payable	74,821	78,957

Total	137,095	204,013

Other accounts payable include the short term portion of Liberty´s investment for an amount of $58 million as of June 30, 2014 (see note 15).

Deferred income corresponds to the short-term portion of the deferred income related to the dividend receivable from the preferred equity investment in ACBH (see Note 8).

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 17.- Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

Income tax amounts to $2,706 loss in the six-month period ended June 30, 2014 with respect of a Loss before income tax of $25,117. In the six-month period ended June 30, 2013, Income tax amounts to $13,400 benefit with respect to an Income before income tax of $5,440. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 18.- Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the six-month periods ended June 30, 2014 and 2013:

Financial income	For the six-month period ended June 30,
	2014	2013
Interest income from loans and credits	1,077	146
Interest rates benefits derivatives: cash flow hedges	265	—

Total	1,342	146

Financial expenses	For the six-month period ended June 30,
	2014	2013
Expenses due to interest:
- Loans from credit entities	(57,520)	(30,958)
- Other debts	(30,310)	(2,088)
Interest rates losses derivatives: cash flow hedges	(16,170)	(8,364)

Total	(104,000)	(41,410)

Financial expenses have increased for the six-month period ended June 30, 2014 when compared with the same period in the previous year, mainly due to interest expense from loans and credits associated with projects that have entered into operation during the last quarters of 2013 and during the first semester of 2014, interest expense from other debts mainly due to the notes issued by ATN in the third quarter of 2013 and by ATS in April of 2014 and the Liberty liability. Interest is capitalized for our intangible concession assets during the construction period and begins to be expensed upon commercial operation. Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses’ for the six-month periods ended June 30, 2014 and 2013:

Other financial income / (expenses)	For the six-month period ended June 30,
	2014	2013
Other financial income	204	671
Other financial losses	(1,400)	(898)
Outsourcing of payables	(102)	(36)

Total	(1,298)	(263)

For the six-month periods ended June 30, 2014 and 2013, Other financial losses mainly include guarantees and letters of credit, wire transfers and other bank fees and other minor financial expenses.

Note 19.- Earnings per share

Basic earnings per share has been calculated by dividing the profit attributable to equity holders of the company considering the full six-month period ended June 30, 2014, by the number of shares outstanding as of June 30, 2014. Diluted earnings per share equals basic earnings per share for the period presented.

Item	For the six-month period ended June 30, 2014
Profit from continuing operations attributable to equity holders of the company	(28,233)
Profit from discontinuing operations attributable to equity holders of the company	—
Number of ordinary shares outstanding (thousands)	80,000
Earnings per share from continuing operations (US dollars per share)	(0.35)
Earnings per share from discontinuing operations (US dollars per share)	—
Earnings per share from profit for the period (US dollars per share)	(0.35)

Note 20.- Subsequent events

Since June 30, 2014, no other events have occurred that might significantly influence the information reflected in the consolidated condensed financial statements, nor has there been any event of significance to consolidated group as a whole.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Combined Financial Statements prepared in accordance with IFRS as issued by the IASB. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Please see our Prospectus, dated June 12, 2014, for additional discussion of various factors affecting our results of operations.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. You should read the sections entitled “Risk Factors” and the description of our segments and business sectors in the section entitled “Business” in our Prospectus dated June 12, 2014 for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

•	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting our businesses and growth plan;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•	Decline in public acceptance or support of energy from renewable sources;

•	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all;

•	Legal challenges to regulations, subsidies and incentives that support renewable energy sources;

•	Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs;

•	Counterparty credit risk and failures of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to replace expiring or terminated offtake agreements with similar agreements;

•	Changes in interest rates and foreign currency exchange rates;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rate, exchange rate, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Deviations from our investment criteria for future acquisitions and investments;

•	Failure to maintain safe work environments;

•	Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Revocation or termination of our concession agreements;

•	Litigation and other legal proceedings;

•	Reputational risk, including damage to the reputation of Abengoa;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Variations in market electricity prices;

•	Loss of senior management and key personnel and our reliance on Abengoa to supply administrative, financial, executive and other support services to us;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

•	Failure of our newly-constructed assets or assets under construction to perform as expected;

•	Failure to receive dividends from all project and investments;

•	Variations in meteorological conditions;

•	Changes in our tax position and greater than expected future tax liability;

•	Changes to our relationship with Abengoa; and

•	Various other factors, including those factors discussed under “Risk Factors” in our Prospectus dated June 12, 2014 and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” herein.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

Overview

We own a diversified portfolio of renewable energy, conventional power and electric transmission line contracted assets in North America (the United States and Mexico) and South America (Peru, Chile, Uruguay and Brazil), as well as in Spain. Our portfolio consists of five renewable energy assets, a cogeneration facility and several electric transmission lines, all of which are fully operational, with the exception of Mojave, construction of which is substantially complete and which we expect to be fully operational by October 2014. In addition, we own an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of transmission lines. All of our assets have contracted revenues (regulated revenues in the case of the Spanish assets) with low-risk offtakers and collectively have an average remaining contract life of approximately 26 years as of December 31, 2013. Over 90% of cash available for distribution from these assets in each of the next four years will be in U.S. dollars or indexed to the U.S. dollar and our policy is to use currency coverage contracts if required to maintain that ratio. Over 90% of our project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

Our revenue and Adjusted EBITDA by geography and business sector for the six-month periods ended June 30, 2014 and 2013 are set forth in the following tables:

	Six-month period ended June 30,
Revenue by geography	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$96.8	57.0%	$47.6	54.0%
South America	36.3	21.4%	10.8	12.2%
Europe	36.7	21.6%	29.9	33.8%

Total revenue	$169.8	100.0%	$88.3	100.0%

	Six-month period ended June 30,
Revenue by business sector	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$78.3	46.1%	$29.9	33.8%
Conventional power	57.1	33.6%	47.6	54.0%
Electric transmission lines	34.4	20.3%	10.8	12.2%

Total revenue	$169.8	100.0%	$88.3	100.0%

	Six-month period ended June 30,
Adjusted EBITDA by geography	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
North America	83.7	61.0%	40.7	62.0%
South America	29.5	21.5%	7.4	11.2%
Europe	24.0	17.5%	17.6	26.8%

Total adjusted EBITDA	$137.2	100.0%	$65.7	100.0%

	Six-month period ended June 30,
Adjusted EBITDA by business sector	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$60.6	44.2%	$17.0	26.0%
Conventional power	48.6	35.4%	41.0	62.3%
Electric transmission lines	28.0	20.4%	7.7	11.7%

Total adjusted EBITDA	$137.2	100.0%	$65.7	100.0%

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting Our Results of Operations

Commencement of operations of projects

The comparability of our results of operations is significantly influenced by the volume of projects that become operational during a particular year. The number of projects becoming operational and the length of lead times for projects under construction significantly affect our revenue and operating profit, which makes the comparison of periods difficult.

The following table sets forth the principal projects that commenced operations during 2014 and 2013 including the quarter in which operations began.

Geography Segment	Asset	Business Sector	Capacity	Status	Commercial Operation Date
North America	Solana	Renewable energy	280 MW	Operational	4Q 2013
	ACT	Conventional power	300 MW	Operational	2Q 2013

South America	ATS	Electric transmission	569 miles	Operational	1Q 2014
	Quadra 1	Electric transmission	49 miles	Operational	2Q 2014
	Quadra 2	Electric transmission	32 miles	Operational	1Q 2014
	Palmatir	Renewable energy	50 MW	Operational	2Q 2014

Regulation

We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. See “Regulation” in our Prospectus dated June 12, 2014 for a description of the primary industry-related regulations applicable to our activities in the United States and Spain and currently in force in certain of the principal markets in which we operate.

On June 20, 2014, the Ministerial Order IET/1045/2014 of June 16 was published in Spain, approving the remuneration parameters for standard facilities, applicable to certain electricity production facilities based on renewable energy, cogeneration and waste, establishing standard plants under RDL 9/2013 (each actual plant to be associated to a standard plant under the Ministerial Order), economic parameters and payments (including “payment for investment” per installed capacity in MW and “operating payments” per production in MWh).

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America and South America have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars, and report their individual financial statements in U.S. dollars. Our CSP plants in Spain, Solaben 2 and Solaben 3 (2x50 MW) have their revenues and expenses denominated in euros.

Fluctuations in the value of foreign currencies (the euro) in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Quantitative and qualitative disclosure about market risk—Foreign exchange rate risk.” In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. The following table illustrates the average rates of exchange used in the case of euros:

U.S. dollar average per euro
Six-month period ended June 30, 2014	1.3710
Six-month period ended June 30, 2013	1.3132

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Please see our Prospectus, dated June 12, 2014, for additional discussion of various factors that affect our results of operations.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of June 30,
Key performance indicator	2014	2013
Renewable energy
MW in operation	430	100
GWh produced	418	82
Conventional power
MW in operation	300	300
GWh produced	1,205	637
Availability (%)	101.1%	99.6%
Electric transmission lines
Miles in operation	1,018	368
Availability (%)	99.1%	99.6%

Results of Operations

The tables below illustrate our results of operations for the six-month periods ended June 30, 2014 and 2013.

(in millions of U.S. dollars)	Six-month period ended
	June 30,
	2014	2013

Revenue	$169.8	$88.3
Other operating income	59.4	241.8
Raw materials and consumables used	(12.0)	(2.7)
Employee benefit expense	(1.8)	(1.6)
Depreciation, amortization, and impairment charges	(57.2)	(17.0)
Other operating expenses	(78.2)	(260.1)
Operating profit	$80.0	$48.7

Financial income	1.3	0.1
Financial expense	(104.0)	(41.4)
Net exchange differences	(0.7)	(1.4)
Other financial income/(expense), net	(1.3)	(0.3)
Financial expense, net	$(104.7)	$(43.0)

Share of profit/(loss) of associates carried under the equity method	(0.5)	(0.3)
Profit/(loss) before income tax	$(25.2)	$5.4

Income tax benefit/(expense)	(2.7)	13.4
Profit/(loss) for the period	$(27.9)	$18.8

Profit/(loss) attributable to non-controlling interest	(0.4)	0.4
Profit/(loss) for the period attributable to the parent company	$(28.3)	$19.2

Comparison of the Six-Month Periods Ended June 30, 2014 and 2013

Revenues

Revenues increased by 92.3% to $169.8 million in the six-month period ended June 30, 2014, compared with $88.3 million for the six-month period ended June 30, 2013. The increase is largely attributable to the commencement of operations of Solana in the last quarter of 2013 and to the entry into operation of ATS in the first quarter of 2014. The increase was also due to the entry into operation of ACT in the second quarter of 2013 and Quadra 1 and 2 in the first and second quarters of 2014. This resulted in a net electricity production of 1,624 GWh and 1,018 miles of transmission lines in operation for the six-month period ended June 30, 2014, compared with 719 GWh produced and 368 miles of transmission lines in operation during the six-month period ended June 30, 2013.

Other operating income

The following table sets forth our other operating income for the six-month periods ended June 30, 2014 and 2013:

	Six-month period ended June 30,
Other operating income	2014	2013
	($ in millions)

Grants	$16.9	$—
Income from various services	3.9	0.7
Income from subcontracted construction services for our assets and concessions	38.6	241.1

Total	$59.4	$241.8

Other operating income decreased by 75.4% to $59.4 million for the six-month period ended June 30, 2014, compared with $241.8 million for the six-month period ended June 30, 2013. As certain assets owned by us were under construction and subcontracted to related parties during 2013 and 2014, we were required to account for income from construction services as “Other operating income” in accordance with IFRIC 12. The corresponding costs of construction were recorded within “Other operating expenses.” This income decreased by 84.0% to $38.6 million for the six-month period ended June 30, 2014, compared with $241.1 million for the six-month period ended June 30, 2013. These amounts reflect the construction progress of the assets and concessions during the first six months of 2014 and 2013. The decrease was primarily due to the completion of construction of ATS, ACT, Quadra 1, Quadra 2 and Palmatir. We do not expect to have significant other operating income from construction activities in future periods. In addition, the increase in grants is related to the financial support provided by the U.S. Administration to Solana. An ITC cash grant was received in March 2014 and is being recorded in “Other income” progressively over the useful life of the asset.

Raw materials and consumables used

Raw materials and consumables used increased by $9.3 million to $12.0 million for the six-month period ended June 30, 2014, compared with $2.7 million for the six-month period ended June 30, 2013, primarily due to the commencement of operations of Solana in the last quarter of 2013.

Employee benefits expenses

Employee benefit expenses increased by 12.5 % to $1.8 million for the six-month period ended June 30, 2014, compared with $1.6 million for the six-month period ended June 30, 2013. This was attributable to an increase in the number of employees at ATN. In April 2014, all ATN employees were transferred to an entity excluded from the perimeter of Abengoa Yield.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 236.5% to $57.2 million for the six-month period ended June 30, 2014, compared with $17.0 million for the six-month period ended June 30, 2013. The net change was due to the increase in depreciation and amortization resulting from the commencement of operations of Solana and ATS, given that depreciation and amortization are recorded from the commencement of operations of the contracted assets.

Other operating expenses

The following table sets forth our other operating expenses for the six-month periods ended June 30, 2014 and 2013:

	Six-month period ended June 30,
Other operating expenses	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$0.9	0.5%	$0.5	0.6%
Repairs and maintenance	5.0	2.9%	1.9	2.2%
Independent professional services(*)	11.3	6.7%	9.3	10.5%
Transportation	0.1	0.1%	0.3	0.3%
Supplies	3.8	2.2%	0.8	0.9%
Other external services	5.2	3.1%	2.3	2.6%
Levies and duties	7.9	4.7%	2.3	2.6%
Other expenses	5.4	3.2%	1.6	1.8%
Construction costs	38.6	22.7%	241.1	273.1%

Total	$78.2	46.1%	$260.1	294.6%

(*)	Includes approximately $1.8 million in the first half of 2014 and $1.9 million in the first half of 2013 of allocated costs and expenses for general and administrative services provided by Abengoa.

Other operating expenses decreased by 70.0% to $78.2 million for the six-month period ended June 30, 2014, compared with $260.1 million for the six-month period ended June 30, 2013. This was primarily due to the decrease in construction costs by 84.0% to $38.6 million for the six-month period ended June 30, 2014 compared with $241.1 million for the six-month period ended June 30, 2013. This decrease, due to the completion of construction of ATS, ACT, Quadra 1, Quadra 2 and Palmatir, was partially offset by increases in repairs and maintenance and supplies related to the commencement of operations of Solana in the last quarter of 2013, as well as an increase in levies and duties in this project.

Operating profit

As a result of the above factors, operating profit increased by 64.3% to $80.0 million for the six-month period ended June 30, 2014, compared with $48.7 million for the six-month period ended June 30, 2013.

Financial expense

The following table sets forth our financial expense for the six-month periods ended June 30, 2014 and 2013:

	Six-month period ended June 30,
Financial expense	2014	2013
	($ in millions)
Expenses due to interest:
—Loans from credit entities	$57.5	$31.0
—Other debts	30.3	2.1
Interest rates losses derivatives: cash flow hedges	16.2	8.3

Total	$104.0	$41.4

Financial expense increased by 151.2% to $104.0 million for the six-month period ended June 30, 2014, compared with $41.4 million for the six-month period ended June 30, 2013. This increase was largely attributable to interest expenses from Solana and, to a lower extent, from ATS, which entered into operation during the last quarter of 2013 and first quarter of 2014, respectively. Interest is capitalized for our intangible concessional assets during the construction period and begins to be expensed upon commercial operation. Interest on other debts correspond to interest on ATS and ATN bonds and interest on debt with related parties, which was capitalized in its majority before the initial public offering. Interest on interest-rate derivatives designated as cash flow hedges of $16.2 million in 2014 was due to transfers from equity to financial expense in accordance with our cash flow hedge accounting policy mainly related to ACT, Solaben 2 and Solaben 3.

Financial expense, net

Net financial expense increased by 143.4% to $104.7 million for the six-month period ended June 30, 2014, compared with $43.0 million for the six-month period ended June 30, 2013. This increase was primarily attributable to the aforementioned change in financial expense.

Profit/(loss) before income tax

As a result of the above factors, we reported a loss before income taxes amounting to $25.2 million for the six-month period ended June 30, 2014, compared with a profit of $5.4 million for the six-month period ended June 30, 2013.

Income tax benefit/(expense)

Income tax expense amounted to $2.7 million for the six-month period ended June 30, 2014, compared with an income tax benefit of $13.4 million for the six-month period ended June 30, 2013. Our effective tax rate differs from the average nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Profit/(loss) attributable to non-controlling interests

Results attributable to non-controlling interests, corresponding mainly to the results from Solaben 2 and 3, remained fairly stable, from a $0.4 million loss in the six-month period ended June 30, 2013 to a $0.4 million profit in the six-month period ended June 30, 2014.

Profit/(loss) attributable to the parent company

As a result of the above factors, loss attributable to the parent company amounted to $28.3 million for the six-month period ended June 30, 2014, compared with a profit attributable to the parent company of $19.2 million for the six-month period ended June 30, 2013.

Total comprehensive income/(loss)

Total comprehensive loss attributable to the parent company increased to $80.8 million for the six-month period ended June 30, 2014 compared with an income of $58.5 million for the six-month period ended June 30, 2013, mainly due to the increase in loss for the period and to the change in fair value of cash flow hedges, corresponding to interest rate derivatives.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	Europe.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production electricity from concentrating solar power and wind plants;

•	Conventional Power, which includes our activities related to the production of electricity and steam from natural gas; and

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines.

As a result we report our results in accordance with both criteria.

Revenue and Adjusted EBITDA by geography and business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the six-month periods ended June 30, 2014 and 2013, by geographic region:

Revenue by geography	Six-month period ended June 30,
	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
North America	96.8	57.0%	47.6	54.0%
South America	36.3	21.4%	10.8	12.2%
Europe	36.7	21.6%	29.9	33.8%

Total revenue	169.8	100.0%	88.3	100.0%

	Six-month period ended June 30,
Adjusted EBITDA by geography	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
North America	83.7	61.0%	40.7	62.0%
South America	29.5	21.5%	7.4	11.2%
Europe	24.0	17.5%	17.6	26.8%

Adjusted EBITDA	137.2	100.0%	65.7	100.0%

	Volume sold
	Six-month period ended June 30,
Geography	2014	2013
North America (GWh)	1,521	637
South America (miles in operation)	1,018	368
South America (GWh)	20	—
Europe (GWh)	83	82

North America. Revenues increased by 103.4% to $96.8 million for the six-month period ended June 30, 2014, compared with $47.6 million for the six-month period ended June 30, 2013. The increase was primarily due to the commencement of operations of Solana in the last quarter of 2013 and, to a lesser extent, of ATC in the second quarter of 2013. As a result, Adjusted EBITDA increased to $83.7 million for the six-month period ended June 30, 2014 compared with $40.7 million for the six-month period ended June 30, 2013.

South America. Revenue increased by $25.5 million to $36.3 million for the six-month period ended June 30, 2014, compared with $10.8 million for the six-month period ended June 30, 2013. The increase was mostly attributable to the commencement of operations of ATS in the first quarter of 2014. Thus, Adjusted EBITDA amounted to $29.5 million for the six-month period ended June 30, 2014, which represents an increase of $22.1 million as compared with the six-month period ended June 30, 2014.

Europe. Revenue increased from $29.9 million in the six-month period ended June 30, 2013 to $36.7 million in the six-month period ended June 30, 2014, which represented a 22.7% increase period-to-period. This increase was mainly due to the final approval of the new solar regulation in Spain, in the terms that we expected, reducing seasonality of revenues during the year. Adjusted EBITDA amounted to $24.0 million for the six-month period ended June 30, 2014, compared with $17.6 million for the same period in 2013.

The following table sets forth our revenue, Adjusted EBITDA and volumes for the six-month periods ended June 30, 2014 and 2013 by business sector:

	Six-month period ended June 30,
Revenue by business sector	2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$78.3	46.1%	$29.9	33.8%
Conventional Power	57.1	33.6%	47.6	54.0%
Electric Transmission	34.4	20.3%	10.8	12.2%

Total revenue	$169.8	100.0%	$88.3	100.0%

	Six–month period ended June 30,
Adjusted EBITDA by business sector	2014 (unaudited)		2013 (unaudited)
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$60.6	44.2%	$17.0	26.0%
Conventional power	48.6	35.4%	41.0	62.3%
Electric transmission lines	28.0	20.4%	7.7	11.7%

Adjusted EBITDA	$137.2	100.0%	$65.7	100.0%

	Volume sold
	Six-month period ended June 30,
Business Sectors	2014	2013
Renewable Energy (GWh)	419	82
Conventional power (GWh)	1,205	637
Electric transmission (miles in operation)	1,018	368

Renewable energy. Revenue increased by 161.9% to $78.3 million for the six-month period ended June 30, 2014, compared with $29.9 million for the six-month period ended June 30, 2013. The increase was mainly attributable to the commencement of operations of Solana in the last quarter of 2013. As a consequence, the average capacity in terms of installed MW available throughout the period increased by 280 MW. Palmatir also entered into operation in late May

2014, driving total capacity to 430 MW as of June 30, 2014. This resulted in a net electricity production of 419 GWh for the six-month period ended June 30, 2014, compared with 82 GWh produced during the six-month period ended June 30, 2013. Adjusted EBITDA amounted to $60.6 million for the six-month period ended June 30, 2014, which represented an increase of $43.6 million with respect to the six-month period ended June 30, 2013, mainly due to the effect of Solana entering into operation.

Conventional power. Revenue increased by 20.1% to $57.1 million for the six-month period ended June 30, 2014, compared with $47.6 million for the six-month period ended June 30, 2013. The increase was due to the commencement of operations of ACT during the second quarter of 2013. This resulted in net electricity production of 1,205 GWh for the six-month period ended June 30, 2014 compared to 637 GWh for the six-month period ended June 30, 2013. As a consequence, Adjusted EBITDA increased to $48.6 million for the six-month period ended June 30, 2014, from $41.0 million for the six-month period ended June 30, 2013.

Electric transmission lines. Revenue increased by 218.5% to $34.4 million for the six-month period ended June 30, 2014, compared with $10.8 million for the six-month period ended June 30, 2013. The increase was mostly attributable to the commencement of operations of ATS in the first quarter of 2014. Thus, Adjusted EBITDA amounted to $28.0 million for the six-month period ended June 30, 2014, an increase of $20.3 million compared with the six-month period ended June 30, 2013.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report. See “Cautionary Statements Regarding Forward-Looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such.

Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. Historically, our predecessor operations were largely financed by internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations.

Liquidity position

As of June 30, 2014, our cash and cash equivalents at the project company level were $123.9 million as compared with $357.7 million as of December 31, 2013. In addition, we have a cash position of $93.4 million at the Abengoa Yield plc level. A portion of this cash position ($38 million) will be used to purchase Cofides’ stake in ATS.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, non-recourse project financing arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. As described in Note 13 of our Annual Combined Financial Statements included in our Prospectus and Note 14 to our Interim Consolidated Condensed Financial Statements, our financing agreements consist mainly of the project-level financings for our various assets.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

In addition, we have entered into a Financial Support Agreement under which Abengoa has agreed to facilitate a new $50 million revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of us and our affiliates for a period of five years. As of June 30, 2014, the total amount of the credit line remained undrawn.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the foreseeable future, to finance growth and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our financing agreements will be adequate to meet our future liquidity needs for at least the next twelve months.

Capital expenditures

Our capital spending program is focused on completing the construction of assets where construction is in process (currently Mojave). As of June 30, 2014, to finance our capital expenditures plan, we have secured all the required commitments with non-recourse debt and equity contributed to us as part of the Asset Transfer.

Cash dividends to investors

We intend to distribute to holders of our shares in the form of a quarterly distribution all of the cash available for distribution that is generated each quarter, less reserves for the prudent conduct of our business. The cash available for distribution is likely to fluctuate, and in some cases significantly, from quarter to quarter as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules and other factors.

Cash Flow

The following table sets forth combined cash flow data for the six-month periods ended June 30, 2014 and 2013:

Combined Cash Flow Statement

(in millions of U.S. dollars)	Six-month period ended June 30,
	2014	2013
Gross cash flows from operating activities
Profit for the period	(27.8)	18.8
Adjustments to reconcile after-tax profit to net cash generated by operating activities	155.3	24.2
Net interest and taxes paid	(66.8)	(41.7)
Variations in working capital	(130.2)	10.0

Total net cash flow generated by (used in) operating activities	(69.5)	11.3

Net cash flows from investment activities
Total net cash flows used in investment activities	(79.6)	(347.9)

Net cash flows generated by finance activities	9.3	393.0

Net increase/(decrease) in cash and cash equivalents	(139.8)	56.4
Cash and cash equivalents at the beginning of the period	357.7	97.5
Currency translation difference on cash and cash equivalents	(0.5)	—
Cash and cash equivalents at the end of the period	217.4	153.9

Net cash flows from operating activities

For the six-month period ended June 30, 2014, net cash used in operating activities was $(69.5) million, compared with $11.3 million generated for the six-month period ended June 30, 2013. During the six-month period ended June 30, 2014, profit adjusted by non-monetary items was $127.5 million, compared with $43.0 million for the six-month period ended June 30, 2013. The increase was primarily due to the commencement of operations of Solana and ACT during 2013 and the entry into operation of ATS in the first quarter of 2014. This increase was offset by a negative variation in working capital which amounted to $(130.2) million for the six-month period ended June 30, 2014 compared with $10.0 million for the six-month period ended June 30, 2013. The negative variation in working capital in 2014 is related to the end of the construction phase of several projects. Once all our projects have reached COD, we expect this negative movement to decline and we expect to have a non-significant impact from movements in working capital. In addition, higher interest amounts were paid in the six-month period ended June 30, 2014, amounting to $66.7 million compared with $41.7 million in the six-month period ended June 30, 2013.

Net cash used in investing activities

For the six-month period ended June 30, 2014, net cash used in investing activities decreased to $79.6 million, compared with $347.9 million for the six-month period ended June 30, 2013 due to the completion of construction of Solana and ATS in the last quarter of 2013 and the first quarter of 2014, respectively.

Net cash generated from financing activities

For the six-month period ended June 30, 2014, net cash flow from financing activities was $9.3 million, compared with $393.0 million for the six-month period ended June 30, 2013. The net cash generated from financing activities during the first six months of 2014 was a net of different movements. Firstly, we recorded proceeds from loans and borrowings of $959.2 million, mainly related to the collection of an ITC Cash Grant awarded to Solana by the U.S. Department of the Treasury, which was used on April 2, 2014 to fully repay the short-term tranche of Solana’s loan with the Federal Financing Bank of $451.3 million, and to the bond issue by ATS of $424 million, which was used to repay existing debt associated with the project. On the other hand, we repaid loans and borrowings for an amount of $941.9 million, mostly comprised of the repayments referred to above. Additionally, on June 18, 2014 we received $685.3 million in the initial public offering of Abengoa Yield of which $655.3 million were used to pay Abengoa in exchange for the Asset Transfer, which occurred immediately prior to the offering.

The net cash generated from financing activities during the six-month period ended June 30, 2013 related to net proceeds from non-recourse financing of $121.0 million and proceeds from related parties and other financing of $298 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates. None of the derivative contracts signed has an unlimited lose exposure.

Foreign exchange rate risk

The main cash flows in the entities included in these consolidated financial statements are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations. Consequently, there were no forward sale contracts signed as of June 30, 2014 and December 31, 2013.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

1)	Non-recourse debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2028 and average guaranteed interest rates of between 2.515% and 3.787%.

2)	Non-recourse debt in euro: between 80% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 0.75% and 3.75%.

In connection with our interest rate derivative positions, the most significant impact on our combined financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our combined income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

Since the date of our Prospectus dated June 12, 2014 there have been no material changes in our exposure to interest rate risk.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from power purchase agreements and other revenue contracted agreements with electric utilities and state-owned entities.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through non-recourse debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Item 4. Controls and Procedures

Not applicable.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

Item 1A. Risk Factors

There have been no material changes to the risk factors disclosed in our Prospectus dated June 12, 2014 and filed with the SEC on June 16, 2014 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

On June 2, 2014, we issued 12,718,005 shares to Abengoa Solar, S.A. in exchange for 100% of Abengoa Solar, S.A.’s interest in Abengoa Solar US Holdings Inc., a Delaware corporation. This transfer was exempt from registration under Section 4(a)(2) of the U.S. Securities Act of 1933.

On June 5, 2014, we issued 15,207,720 shares to Abengoa Solar, S.A. in exchange for 100% of Abengoa Solar, S.A.’s interest in Abengoa Solar Holdings USA Inc., a Delaware corporation. This transfer was exempt from registration under Section 4(a)(2) of the U.S. Securities Act of 1933.

Use of proceeds from the Sale of Registered Securities

On June 18, 2014, Abengoa Yield completed its initial public offering of 28,577,500 ordinary shares of at a price of $29.00 per share for an aggregate offering price of approximately $828.7 million before fees, including the over-allotment shares. The offer and sale of all of the shares in the offering were registered under the Securities Act pursuant to a Registration Statement on Form F-1 (File No. 333-194970), which was declared effective by the SEC on June 12, 2014. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as book-running managers for the initial public offering and as representatives of the underwriters. The initial public offering commenced on June 12, 2014 and terminated after the sale of all of the shares offered. Abengoa Yield received aggregate net proceeds from the initial public offering of approximately $685.3 million, after deducting underwriting discounts and commissions and considering the reimbursement of certain expenses by the underwriters.

On June 18, 2014, we distributed all of the net proceeds from the initial public offering, less $30 million to strengthen our liquidity position, to Abengoa, as part of the consideration paid to Abengoa in connection with the Asset Transfer.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC on June 16, 2014 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Not Applicable.

Item 6. Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

Date: August 12, 2014	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer